STATE OF DELAWARE
                                                         SECRETARY OF STATE
                                                      DIVISION OF CORPORATIONS
                                                      FILED 09:00 AM 03/06/2002
                                                        020152593 - 3048457



                                STATE OF DELAWARE

                           CERTIFICATE OF AMENDMENT OF

                          CERTIFICATE OF INCORPORATION

                             ICT TECHNOLOGIES, INC.

     First: That at a meeting of the Board of Directors of ICT Technologies, Inc., a resolution was duly adopted setting forth proposed amendments to the Certificate of Incorporation, declaring said amendments to be advisable and calling a meeting of stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendments is as follows:

     RESOLVED, that Article FOURTH is hereby amended to read as follows:

     This corporation shall have the authority to issue two (2) classes of capital stock the total of which shall be 210,000,000 shares. The classification and par value of 200,000,000 shares shall be common voting stock having a par value of $.001 per share, and each share shall be entitled to the same dividend, liquidation, and voting rights; the classification and par value of 10,000,000 shares shall be preferred stock having a par value of $.001 per share. Said preferred stock may be issued from time to time in one or more classes or series with such dividend rates, voting rights, rights of conversion, rights upon dissolution or liquidation, and with such designations or restrictions thereof as shall be determined by resolution adopted by the Board of Directors at the time such stock is issued without further approval of the shareholders.

         Article SIXTH is hereby amended to read as follows

     The address, including street, number, city and county, of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808; and the name of the registered agent of the Corporation is Corporation Service Company.

     A new Article EIGHTH is hereby adopted to read as follows:

     The Corporation shall, to the fullest extent permitted by the provisions of
Section 145 of the Delaware General Corporation Law, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action In another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The foregoing right of indemnification shall in no way be exclusive of any other rights of indemnification to which such person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

     Second: The amendments to the Certificate of Incorporation herein certified have been duly adopted and written consent of the board of directors and of holders of a majority of the common stock have been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

     Third: That the capital of said corporation shall not be reduced under or by reason of said amendment.


                                 By: /s/Joshua Shainberg
                                 -----------------------------
                                     Joshua Shainberg,
                                     President